                                                                     EXHIBIT 1.2

                              CERTAIN TRANSACTIONS

     When the Company became a publicly owned corporation in 1972, it adopted a policy that it would not permit its officers and directors to compete with the Company in any manner and that it would not, on terms less favorable to the Company than could have been arranged with an unaffiliated third party, enter into any of the following transactions: (i) make loans to officers, directors or stockholders and (ii) sell to or purchase from its officers or directors any properties or interests therein. Management of the Company believes that all of the transactions summarized below are in keeping with this established policy.

     Prior to the time the Company became a publicly held corporation, George P. Mitchell acquired interests in several oil and gas properties in which the Company also owns interests and for which the Company is operator. The Company distributes to Mr. Mitchell his share of the revenues and charges him for his share of the costs and expenses associated with these oil and gas operations.

     GPM, Inc., a corporation wholly-owned by Mr. Mitchell, leases space from a subsidiary of the Company. The total rent charged during fiscal 2000 was $97,917. In addition, the Company provides, at cost, various administrative services to GPM, Inc., including telephone, printing and insurance services, and copier equipment, which during fiscal 2000 aggregated $66,538. GPM, Inc. was also included in the Company's high deductible Workers' Compensation insurance program prior to August 1, 1998. During fiscal 2000, GPM, Inc. reimbursed the Company for runoff claims and/or losses under such insurance program in the amount of $61,897.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16 of the Exchange Act ("Section 16") requires that reports of beneficial ownership of Common Stock and changes in such ownership be filed with the Securities and Exchange Commission by the Company's directors and executive officers. The Company is required to conduct a review and to identify in its proxy statement each director or officer who failed to file any required reports under Section 16 on a timely basis. To the Company's knowledge, all Section 16 reporting requirements applicable to its other directors and executive officers were complied with for fiscal 2000.

             PROPOSAL 2 -- PROPOSED AMENDMENT TO RESTATED ARTICLES

GENERAL

     At the Annual Meeting, the shareholders of the Company will be asked to consider and to vote upon a proposal (the "Proposal") to adopt amendments (collectively, the "Reclassification Amendment") to Article Four of the Restated Articles of Incorporation, as amended (the "Restated Articles"), of the Company:

          (a) combining the Company's two classes of common stock, now designated as Class A Common Stock, $0.10 par value, and Class B Common Stock, $0.10 par value, into a single class of voting common stock by reclassifying each issued share of Class B Common Stock into one share of Class A Common Stock,

          (b) increasing the number of authorized shares of Class A Common Stock from 100,000,000 to 200,000,000, and

          (c) establishing the preferences, limitations and relative rights of the Class A Common Stock.

     Subject to shareholder adoption of the Reclassification Amendment, the Company expects to file related articles of amendment to the Restated Articles with the Secretary of State of Texas shortly after the close of trading on the New York Stock Exchange (the "NYSE") on the date of the Annual Meeting, June 28, 2000 (the "Effective Date"). Upon the acceptance of that filing, the Reclassification Amendment will become effective, and thereupon each issued share of the Class B Common Stock will automatically be reclassified, changed and converted into one share of Class A Common Stock. Dissenters' rights of appraisal will not be available to any shareholder with respect to the Reclassification Amendment.

     As soon as practicable after the effectiveness of the Reclassification Amendment, the Company's stock transfer agent, ChaseMellon Shareholder Services (the "Exchange Agent"), will mail to each record holder of Class B Common Stock on the Effective Date a letter of transmittal (the "Transmittal Letter") for use in exchanging old for new share certificates. New certificates representing Class A Common Stock will be issued to record holders of Class B Common Stock who deliver properly executed Transmittal Letters accompanied by certificates formerly representing shares of Class B Common Stock.

     HOLDERS OF CLASS B COMMON STOCK SHOULD SURRENDER CERTIFICATES PREVIOUSLY REPRESENTING CLASS B COMMON STOCK ONLY AFTER THEY HAVE RECEIVED A TRANSMITTAL LETTER, AND THEN ONLY IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED IN THE TRANSMITTAL LETTER. Although the Class B Common Stock certificates will no longer specify the correct designation of shares after the Effective Date, these certificates may be delivered in connection with a sale of the shares of Class A Common Stock represented by the certificates. However, until the Class B Common Stock certificates are surrendered to the Exchange Agent, the holders will not be entitled to receive cash dividends or other distributions paid on the Class A Common Stock.

     HOLDERS OF CLASS A COMMON STOCK WILL NOT BE ASKED TO EXCHANGE THEIR STOCK CERTIFICATES. After the Effective Date, these certificates will continue to represent the same number of shares of Class A Common Stock.

SUMMARY OF THE PROPOSAL'S BENEFITS AND DISADVANTAGES

     The Board of Directors believes that the Proposal offers the following two principal benefits to the Company and its current shareholders:

          (a) implementation of the Proposal should improve the market liquidity for the Company's Common Stock and

          (b) the Proposal will eliminate confusion within the financial community regarding the current two-class capital structure.

     Though the Board has determined that implementation of the Proposal is in the best interests of the Company and its shareholders, the Proposal may also be viewed as disadvantageous to the holders of the Class A Common Stock, because it will reduce their relative voting power by more than 50%, assuming they own no Class B Common Stock. Considering that George P. Mitchell beneficially owns approximately 64% of the Class A Common Stock now outstanding and that he will own approximately 57% of the recombined Common Stock after the Effective Date, the Board believes that this reduction in the relative voting power of the minority holders of the Class A Common Stock is of little practical consequence to them. The Reclassification Amendment will not alter Mr. Mitchell's current control of the Company through his ability to elect the entire Board of Directors.

     The cash dividend paid per share of Class B Common Stock must be equal or greater in amount than the dividend paid per share of Class A Common Stock. While the payment of cash dividends is discretionary with the Board of Directors and necessarily dependent upon the Company's financial condition and other factors, the Board intends to pay quarterly dividends on the Class A Common Stock, after the Effective Date, at the same per share rate currently applicable to the Class B Common Stock, representing an increase of 10% in the dividend paid on the Class A Common Stock for the first quarter of fiscal 2000.

BACKGROUND AND REASONS FOR THE PROPOSAL

     The Board of Directors implemented the current two-class capital structure, with shareholder approval, in June 1992, chiefly to provide the Company with increased flexibility to issue equity securities in connection with acquisitions or corporate restructurings or to raise equity capital as a means to finance future growth without diluting the voting power of Mr. Mitchell. The Company, however, has not issued any equity securities for any of these purposes, except for its issuance of 5.9 million shares of Class B Common Stock in an underwritten public offering in May 1993.

     Since it implemented the current two-class capital structure, the Company has detected significant confusion among its shareholders, securities' analysts, broker-dealers, the financial media and other members of the financial community with respect to the two-class capital structure. For instance, the use of different trading symbols (MNDA and MNDB) for the two classes confuses some prospective investors in the Common Stock as well as broker-dealers executing trades in the Common Stock. This confusion is especially prevalent when trading or accessing data electronically because of the many ways the trading symbols may be depicted. The requirement that the Company report net earnings per share separately for each class adds to the complexity of the Company's financial reporting and leads to marketplace misunderstandings of the Company's actual results. In addition, some firms have a policy that precludes buying the non-voting shares.

     The Board of Directors also believes that the current two-class capital structure may have an adverse effect on trading markets for the Company's equity securities, mainly through its impact on liquidity. Average daily trading volume for the Class A Common Stock and the Class B Common Stock during 1999 was approximately 20,100 and 32,300 shares, respectively, both relatively low volumes for common stock listed on the NYSE. Recombining the two classes of Common Stock into a single class should increase liquidity in the trading market for the Common Stock. Heightened liquidity may also increase the number of institutional holders that invest in the Company's equity securities.

     The Board, after considering both the limited actual benefits that the current two-class capital structure has provided the Company and the potential benefits that it believes will accrue as a result of implementation of the Proposal, determined that adoption of the Reclassification Amendment would be in the best interests of the Company and its shareholders.

DESCRIPTION OF RECOMBINED COMMON STOCK

     As indicated, the Reclassification Amendment will automatically reclassify, change and convert each share of Class B Common Stock outstanding on the Effective Date into one share of Class A Common Stock. The Reclassification Amendment will also alter the preferences, limitations and relative rights of the Class A Common Stock. The preferences, limitations and relative rights of the Class A Common Stock following implementation of the Proposal are set forth in full in the Reclassification Amendment. The following summary, therefore, should be read in conjunction with, and is qualified in its entirety by reference to, the full text of the proposed Reclassification Amendment, a copy of which is attached hereto as Exhibit A.

     Voting. As is currently the case with the Class A Common Stock, after the reclassification each share of Class A Common Stock will entitle its holder to one vote on all matters submitted to a vote of the shareholders, including the election of directors. The Proposal will dilute the relative voting power of the current holders of the Class A Common Stock, because the holders of the Class B Common Stock have only limited voting rights conferred by statute. Please read "Certain Effects of the Proposal -- Effects on Relative Ownership Interest and Voting Power."

     Convertibility. Like the current Class A Common Stock, after the reclassification the Class A Common Stock will not be convertible into another class of Common Stock or any other security of the Company. The Class B Common Stock is convertible into the Class A Common Stock in remote circumstances and otherwise it, too, is not convertible.

     Preemptive Rights. Like the existing two classes of Common Stock, after the Effective Date the Class A Common Stock will not carry any preemptive rights entitling a holder to acquire any shares or other securities that the Company may issue, sell or offer for sale.

     Transferability; Trading Market. Also like the existing two classes of Common Stock, the Class A Common Stock will be freely transferable after the reclassification. Implementation of the Proposal will not affect the listing of the Class A Common Stock on the NYSE. However, the trading symbol of Class A Common Stock will change to "MND." The Company believes that this change in trading symbol will reduce confusion among shareholders, broker-dealers and other members of the financial community.

     Increase in Authorized Class A Common Stock. The Restated Articles now authorize a total of 210,000,000 shares, consisting of 10,000,000 shares of Preferred Stock, $0.10 par value, and 100,000,000 shares of each class of existing Common Stock. The Proposal would have no effect on the Preferred Stock, but would increase the total authorized number of shares of Class A Common Stock from 100,000,000 to 200,000,000. After implementation of the Proposal, approximately 49,000,000 million shares of Class A Common Stock would be issued and outstanding. Approximately 151,000,000 million shares of Class A Common Stock would, therefore, be available for issuance from time to time thereafter for any proper corporate purpose, including stock splits, stock dividends, acquisitions, corporate restructurings, financings and benefit programs. No further action or authorization by the shareholders would be necessary prior to the issuance of the additional Class A Common Stock authorized pursuant to the Reclassification Amendment unless applicable laws or NYSE regulations would require such approval in a particular case. However, the Company does not have any agreements, understandings, arrangements or plans that would result in the issuance of Class A Common Stock, except in relation to existing employee benefit plans.

     Shareholder Information. The Company will deliver to the holders of the Class A Common Stock after the Effective Date the same proxy statements, annual reports and other information and reports as it currently delivers to holders of Class A Common Stock and to holders of Class B Common Stock.

CERTAIN EFFECTS OF THE PROPOSAL

     Effects on Relative Ownership Interest and Voting Power. The relative ownership interest of each holder of Common Stock will be the same immediately after effectiveness of the Reclassification Amendment as it was immediately prior thereto. The relative voting power of each current holder of Class A Common Stock will be diluted by more than 50%, assuming the holder owns no Class B Common Stock. However, the Reclassification Amendment will not alter George P. Mitchell's current control of the Company through his ability to elect the entire Board of Directors.

     Effect on Market Price. The market price of Class A Common Stock after the Effective Date will depend, as before the adoption of the Reclassification Amendment, on many factors, including, among others, the future performance of the Company, changes in the regulatory environment, market liquidity of the Class A Common Stock, general market conditions and conditions relating to other companies in the energy industry. Accordingly, the Company cannot predict the prices at which the Class A Common Stock will trade following the Effective Date, just as the Company could not predict the prices at which the two existing classes of Common Stock would trade absent the Proposal. The Company expects, however, that, at the Effective Date, the total market value of the Class A Common Stock will not differ materially from the total market value of the two existing classes of Common Stock.

     Effective on Trading Market. Upon effectiveness of the Reclassification Amendment, approximately 49,000,000 million shares of Class A Common Stock will be issued and outstanding. The Company expects that the market liquidity for its common shares immediately after the effectiveness of the Reclassification Amendment will be augmented, both because of the larger number of common shares outstanding and because institutional investors may be more inclined to acquire the shares. Relative market liquidity in the future may be affected, however, by the extent to which the Company issues additional shares of, or repurchases shares of, Class A Common Stock.

     Effect on Earnings Per Share. Implementation of the Proposal will permit the Company to cease reporting separate earnings per share amounts for Class A and Class B Common Stock, thereby eliminating a current source of confusion among shareholders, securities' analysts, the financial media and other members of the financial community.

     Federal Income Tax Consequences. The Company's shareholders will not recognize a taxable gain or loss upon the reclassification of Class B Common Stock as Class A Common Stock.

     Each Class B Common Stockholder's tax basis in, and holding period for, his shares of Class B Common Stock prior to the reclassification will carry over to the shares of Class A Common Stock received by him pursuant to the Reclassification Amendment.

     Neither the Class A Common Stock nor the Class B Common Stock received by shareholders pursuant to the Proposal will constitute "section 306 stock" within the meaning of section 306(c) of the Internal Revenue Code of 1986, as amended (the "Code").

     The Company believes that the foregoing discussion is a fair and accurate summary of the material federal income tax consequences to the Company's shareholders with respect to the Proposal, based on the current provisions of the Code, applicable Treasury Regulations, judicial authority and administrative rulings and practice. This discussion, however, does not consider any aspects of state, local or foreign taxation. Further, this discussion assumes that all of the Company's Class B Common Stockholders have held their shares of Class B Common Stock as capital assets. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive. Shareholders, therefore, are urged to seek the advice of their own tax counsel on these matters.

     Resale of Common Stock. Shares of Class A Common Stock received as a result of the reclassification of the Class B Common Stock, other than any such shares held by affiliates of the Company within the meaning of the Securities Act of 1933, may be offered for resale and resold without registration under the Securities Act of 1933. Affiliates of the Company, including George P. Mitchell, generally will continue to be subject to the restrictions on resale, including the volume limitations and manner of sale conditions, specified in Rule 144 under the Securities Act of 1933.

     Effects on Employee Benefit Plans. The reclassification is not expected to have any material impact on the Company's stock option plans, its 1997 Bonus Unit Plan, its thrift and savings plan or any other employee benefit plan. However, technical amendments to some of these plans may be necessary to conform their provisions to the results of the reclassification.

FINANCIAL INFORMATION

     The Company believes that its shareholders can exercise prudent judgment with respect to the decision whether to vote for adoption of the Reclassification Amendment without reference to financial statements of the Company. The fiscal 2000 audited consolidated financial statements of the Company are contained in its Annual Report to Stockholders, which has been mailed to all shareholders entitled to vote at the Annual Meeting. In addition, the Company will provide without charge to any shareholder, on the request of such shareholder, an additional copy of such Annual Report. Written or oral requests for such copies should be directed to the Public Affairs Department, Mitchell Energy & Development Corp., P. O. Box 4000, The Woodlands, Texas 77387-4000, telephone number (713) 377-5650. In addition, such copies can be accessed on the Company's website at www.mitchellenergy.com.

VOTE REQUIRED; RECOMMENDATION OF THE BOARD

     The Texas Business Corporation Act requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of both the Class A Common Stock and the Class B Common Stock entitled to vote thereon for adoption of the Reclassification Amendment. THE BOARD OF DIRECTORS RECOMMENDS THAT ALL SHAREHOLDERS VOTE "FOR" ADOPTION OF THE RECLASSIFICATION AMENDMENT.

                                                                       EXHIBIT A
                              PROPOSED AMENDMENTS
                                       TO
                       RESTATED ARTICLES OF INCORPORATION
                                       OF

                      MITCHELL ENERGY & DEVELOPMENT CORP.

     Article Four, as proposed to be amended, would read as set forth below. Basically, paragraph 1 of existing Article Four respecting Preferred Stock would be virtually unchanged, while the balance of the Article would be substantially rewritten.

                                  ARTICLE FOUR

                               AUTHORIZED SHARES

     The total number of shares of all classes of capital stock which the corporation shall have authority to issue is 210,000,000 shares, consisting of 10,000,000 shares of Preferred Stock of the par value of $0.10 each, and 200,000,000 shares of Class A Common Stock of the par value of $0.10 each (the Class A Common Stock being sometimes referred to as the "Common Stock").

                    RECLASSIFICATION OF CLASS B COMMON STOCK

     Upon these Articles of Amendment to the Restated Articles of Incorporation becoming effective pursuant to the Texas Business Corporation Act (the "Effective Time") and without any further action on the part of the corporation or its shareholders, each share of the corporation's Class B Common Stock, $0.10 par value (the "Class B Stock"), then issued (including shares held in the treasury of the corporation) shall automatically be reclassified, changed and converted into one fully paid and nonassessable share of Class A Common Stock.

     After the Effective Time, each holder of an outstanding certificate theretofore representing Class B Stock (a "Class B Stock Certificate") shall surrender such certificate to ChaseMellon Shareholder Services or another bank designated by the corporation to act as the Exchange Agent (herein so called). As soon as practicable after the surrender to the Exchange Agent of a Class B Stock Certificate, together with a duly executed transmittal letter and any other documents the Exchange Agent may specify, the Exchange Agent shall distribute to the person in whose name such certificate has been issued a certificate registered in the name of such person representing the same number of shares of Class A Common Stock as the number of shares of Class B Stock previously represented by the surrendered certificate. Until surrendered as contemplated by the preceding sentence, each Class B Stock Certificate shall be deemed at and after the Effective Time to represent the number of shares of Class A Common Stock contemplated by the preceding sentence, except as specified in the next succeeding paragraph in relation to dividends or other distributions.

     No dividend or other distribution declared or made with respect to the Class A Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Class B Stock Certificate with respect to the shares of Class A Common Stock issuable upon surrender thereof until the holder of such Class B Stock Certificate shall surrender such certificate to the Exchange Agent in accordance with the next preceding paragraph. Subject to the effect of applicable law, following surrender of any such Class B Stock Certificate there shall be paid, without interest, to the record holder of each certificate representing shares of Class A Common Stock issued in exchange therefor: (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Class A Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender of such Class B Stock Certificate and a payment date subsequent to such surrender payable with respect to such shares of Class A Common Stock.

     No service changes, brokerage commissions or transfer taxes shall be payable by any holder of any Class B Stock Certificate, except that, if any certificates for Class A Common Stock are to be issued in a name other than that in which the Class B Stock Certificates surrendered are registered, it shall be a condition of such issuance that (i) the person requesting such issuance shall pay to the corporation any transfer taxes payable by reason thereof (or of any prior transfer of such surrendered certificate) or establish to the satisfaction of the corporation that such taxes have been paid or are not payable, and (ii) such surrendered certificate be properly endorsed and otherwise be in proper form for transfer. The corporation may impose such other reasonable conditions upon the exchange of certificates as it may deem to be necessary or desirable and as are consistent with the provisions of this Article Four.

     Upon the submission to the Exchange Agent of each Class B Stock Certificate, the same shall forthwith be canceled.

                        DESCRIPTION OF DIFFERENT CLASSES

     The descriptions of the different classes of capital stock of the corporation and the designations, preferences, limitations and relative rights thereof are as follows:

          1. Preferred Stock. The Preferred Stock may be divided into and issued in one or more series as herein provided, each series to be so designated as to distinguish the shares thereof from the shares of all other series and classes. The Board of Directors is hereby vested with the authority to establish and designate such series from time to time and, within the limitations prescribed by law or set forth herein, to fix and determine the number, the preferences, limitations and relative rights, including voting rights, of the authorized shares of any series so established, and to increase or decrease the number of shares within each such series; provided, however, that the Board of Directors may not decrease the number of shares within a series below the number of shares within such series that is then issued. The Board of Directors shall exercise such authority by the adoption of a resolution or resolutions as prescribed by law. The Preferred Stock of all series shall be identical, except as to the following preferences, limitations and relative rights, as to which there may be variations between different series:

             (a) The rate at which dividends, if any, are to accrue with respect to the shares of such series and the dates, terms and other conditions on which such dividends shall be payable;

             (b) The nature of any dividends payable with respect to the shares of such series as cumulative, noncumulative or partially cumulative;

             (c) Whether the shares of such series shall be subject to redemption by the corporation, and, if made subject to such redemption, the price at and the terms and conditions on which the shares of such series may be redeemed;

             (d) The rights and preferences, if any, of the holders of the shares of such series upon the liquidation, dissolution or winding up of the affairs of, or upon any distribution of the assets of, the corporation, which amount may vary depending upon whether such liquidation, dissolution or winding up is voluntary or involuntary and, if voluntary, may vary at different dates, and the status of the shares of such series as participating or nonparticipating after the satisfaction of any such rights and preferences;

             (e) Any requirements as to, and the terms and amount of, any sinking fund or purchase fund for, or the redemption, purchase or other retirement by the corporation of, the shares of such series;

             (f) The right, if any, to exchange or convert the shares of such series into (i) shares of any other series of the Preferred Stock or, to the extent permitted by law, into shares of any other class of capital stock of the corporation ranking on a parity with or junior to the Preferred Stock as to dividends or distribution of assets upon liquidation ("Junior Stock") or into other securities of the corporation or (ii) shares of capital stock or other securities of another corporation, and the rate or basis, time, manner and conditions of exchange or conversion or the method by which the same shall be determined;

             (g) The extent, if any, to which the holders of the shares of such series shall be entitled to vote as a class or otherwise with respect to any matter presented for that purpose to the shareholders of the corporation;

             (h) Any obligation of the corporation to repurchase any or all shares of such series; and

             (i) Any other relative rights and preferences of the shares of such series consistent with these Articles of Incorporation and applicable law.

             The terms of any series of Preferred Stock may be amended without consent of the holders of any other series of Preferred Stock or of any class of Junior Stock, provided such amendment does not adversely affect the holders of such other series of Preferred Stock or any class of Junior Stock. Shares of any series of Preferred Stock which have been issued and reacquired in any manner and are not held as treasury shares, including shares redeemed by purchase (whether through the operation of a retirement or sinking fund or otherwise), will have the status of authorized and unissued Preferred Stock and may be reissued as a part of the series of which they were originally a part or may be reclassified into and reissued as a part of a new series.

          2. Common Stock. Except as otherwise provided by law or by any resolution adopted by the Board of Directors fixing relative rights and preferences of any series of Preferred Stock, the entire voting power of the shares of the corporation for the election of directors and for all other purposes, as well as all other rights appertaining to shares of the corporation, shall be vested exclusively in the Common Stock. Each share of Common Stock shall have one vote upon all matters to be voted on by the holders of the Common Stock, and shall be entitled to participate equally in all dividends payable with respect to the Common Stock and to share ratably, subject to the rights and preferences of the Preferred Stock, in all assets of the corporation in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation, or upon any distribution of the assets of the corporation.